

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 1, 2018

Via E-Mail
Menachem Ash
President
Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102

> **Re:** **Rafael Holdings, Inc.**
> **Form 10-12G**
> **Filed October 31, 2017**
> **File No. 000-55863**

Dear Mr. Ash:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Dov T. Schwell, Esq.
       Schwell Wimpfheimer & Associates LLP